BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, June 17, 2010

To the

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Ref.: Relevant Information

Dear Sirs,

We are writing in order to inform you that on June 17, 2010, Banco Galicia Uruguay S.A. communicated to both the President of the Central Bank of Uruguay and the Minister of Economy and Finance of the Republic of Uruguay its decision to initiate a voluntary dissolution process and discontinue its operations in Uruguay.

This decision was made in consideration of the fact that Banco Galicia Uruguay S.A. has successfully satisfied, in advance, its obligations to all of its customers pursuant to an agreement entered into in December of 2002, which established the total reimbursement of deposits in their original currency, as well as the corresponding interest thereon.  Banco Galicia Uruguay S.A. emphasizes that this solution was reached within the legal framework in force at that time, without using extraordinary remedies, as a result of a suitable and coordinated effort made by the working teams of Banco Galicia Uruguay S.A., the jurisdictional authorities and the Central Bank of Uruguay.

Yours faithfully,

Patricia M. Lastiry
Attorney in fact of
Banco de Galicia y Buenos Aires S.A.